[redacted]

14048556

SECURITIES A
Wa

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

AB
3/19

OMB APPROVAL	
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SEC FILE NUMBER
8- 68651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 13, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LM + CO CAPITAL Loughlin Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 WEST 42ND STREET, 9TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER BROSHEK 212-340-8426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Peter Broshek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LM + Co Capital, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

MICHAEL A. BIONDI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BI6213122
Qualified in New York County
Commission Expires November 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUGHLIN INVESTMENTS, LLC
D/B/A LM + CO CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2013

LOUGHLIN INVESTMENTS, LLC
D/B/A LM + CO CAPITAL

DECEMBER 31, 2013

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

We have audited the accompanying financial statements of Loughlin Investments, LLC d/b/a LM + Co Capital ("Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the period November 13, 2012 to December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loughlin Investments, LLC d/b/a LM + Co Capital as of December 31, 2013, and the results of its operations and its cash flows for the period November 13, 2012 to December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 27, 2014

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 30,314
Prepaid expenses	7,408
	$ 37,722

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	1,946
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	35,776
	$ 37,722

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL
STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 13, 2012 TO DECEMBER 31, 2013

REVENUE:	
Commission revenue	$ 65,000
EXPENSES:	
Compliance	40,770
Office expense	9,874
Taxes	393
Insurance	1,346
Professional development	2,070
Professional fees	2,862
Regulatory fees	13,336
Rent	8,400
Travel and entertainment	33,773
Telephone and internet	1,400
Total Expenses	114,224
NET LOSS	$ (49,224)

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Balance, November 13, 2012	$	50,000
Capital contributions		35,000
Net loss		(49,224)
Balance, December 31, 2013	$	35,776

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL
STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 13, 2012 TO DECEMBER 31, 2013

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net loss	$ (49,224)
Changes in certain assets and liabilities:	
Prepaid expenses	(6,049)
Accrued expenses	64
Net Cash Used for Operating Activities	(55,209)
FINANCING ACTIVITIES:	
Capital contributions	35,000
Net Cash Provided by Financing Activities	35,000
NET DECREASE IN CASH	(20,209)
CASH:	
Beginning of period	50,523
End of period	$ 30,314

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Loughlin Investments, LLC d/b/a LM + Co Capital ("Company") was formed in 2004 in the state of Delaware. The Company is headquartered in New York, New York. On November 13, 2012, the Securities and Exchange Commission ("SEC") accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on November 13, 2012, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions and other related services.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Reporting Period:
The Company reports its financial information on a calendar year (December 31). These financial statements reflect the financial information as of December 31, 2013, and for the period November 12, 2012, the date of FINRA acceptance, through December 31, 2013.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenue consist of fees earned from providing advisory services and are recorded upon performance of these services.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. At December 31, 2013, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during the period November 13, 2012 to December 31, 2013.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2013 through February 27, 2014, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company's net capital is as follows:

Net capital	$ 28,368
Net capital requirement	5,000
Excess Net Capital	$ 23,368
Aggregate Indebtedness to Net Capital	6.86%

NOTE 2 - NET CAPITAL REQUIREMENTS: (Continued)

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements".

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2013.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

For the period November 13, 2012 to December 31, 2013, two customers made up 100% of the Company's annual revenues.

NOTE 4 - RELATED PARY TRANSACTIONS:

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by Loughlin Management Partners & Co., Inc., a related party through common ownership, on behalf of the Company. For the year ended December 31, 2013, expenses related to the expense sharing agreement amounted to approximately $20,000.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

We have audited the financial statements of Loughlin Investments, LLC d/b/a LM + Co Capital as of December 31, 2013 and for the period November 13, 2012 to December 31, 2013, and have issued our report thereon dated February 27, 2014, which expressed an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11, 12 and 13, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11, 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11, 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2014

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2013
NET CAPITAL:		
Total members' equity qualified for net capital	$	35,776
Deductions and charges:		
Non-allowable assets		(7,408)
Tenative Net Capital		28,368
Less: Haircuts on securities		-
NET CAPITAL	$	28,368
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses	$	1,946
TOTAL AGGREGATE INDEBTEDNESS	$	1,946
Minimum net capital required Per Rule15c3-1	$	5,000
Excess net capital	$	23,368
Net capital in excess of 120% of minimum requirement	$	22,368
Ratio: aggregate indebtedness to net capital		6.86%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the preceding computation and the corresponding computation prepared by Loughlin Investments, LLC d/b/a LM + Co Capital and included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2013.

LOUGHLIN INVESTMENTS, LLC
D/B/A LM + CO CAPITAL
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Loughlin Investments, LLC d/b/a LM + Co Capital is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(i) of Rule 15c3-3.

LOUGHLIN INVESTMENTS, LLC
D/B/A LM + CO CAPITAL
SUPPLEMENTARY INFORMATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Loughlin Investments, LLC d/b/a LM + Co Capital is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(i) of Rule 15c3-3.

LOUGHLIN INVESTMENTS, LLC
D/B/A
LM + CO CAPITAL

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2013

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

In planning and performing our audit of the financial statements of Loughlin Investments, LLC d/b/a LM+Co Capital (the "Company"), as of December 31, 2013, and for the period November 13, 2012 to December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 27, 2014